________________________

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ________________________

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                        EDP - ENERGIAS DE PORTUGAL, S.A.
                                (Name of Issuer)
                            ________________________

                Ordinary Shares, (euro)1 nominal value per Share
                         (Title of Class of Securities)
                            ________________________

                                    268353109
                                 (CUSIP Number)

                           Praca Marques de Pombal, 12
                            1250-162 Lisbon, Portugal
                           Telephone: +351-21-001-2500
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)
                            ________________________

                                 with a copy to:
                                Manuel A. Orillac
                             Shearman & Sterling LLP
                         114, avenue des Champs-Elysees
                               75008 Paris, France
                           Telephone: +33 1 5389 7040
                              Fax: +33 1 5353 8329

                                 April 21, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

--------------------------------------------------------------------------------
CUSIP No.: 268353109
--------------------------------------------------------------------------------
1             Name of Reporting Person; I.R.S. Identification Nos.
              of Reporting Person
              Iberdrola, S.A.
--------------------------------------------------------------------------------
              Check the Appropriate Box If A Member of a Group
2             (a) [ ]
              (b) [x]
--------------------------------------------------------------------------------
3             SEC Use Only

--------------------------------------------------------------------------------
4             Source of Funds
              WC (see Item 3)
--------------------------------------------------------------------------------
5             Check Box If Disclosure of Legal Proceedings Is Required Pursuant
               to Item 2(d) or 2(e)
              [  ]
--------------------------------------------------------------------------------
6             Citizenship or Place of Organization
              Spain
--------------------------------------------------------------------------------
7             Sole Voting Power
              347,371,083 ordinary shares
--------------------------------------------------------------------------------
8             Shared Voting Power
              None
--------------------------------------------------------------------------------
9             Sole Dispositive Power
              347,371,083 ordinary shares
--------------------------------------------------------------------------------
10            Shared Dispositive Power
              None
--------------------------------------------------------------------------------
11            Aggregate Amount Beneficially Owned by Reporting Person
              347,371,083 ordinary shares (see Item 5)
--------------------------------------------------------------------------------
12            Check Box If the Aggregate Amount in Row (11) Excludes Certain
              Shares
              [  ]
--------------------------------------------------------------------------------
13            Percent of Class Represented by Amount in Row (11)
              9.5% (see Item 5)
--------------------------------------------------------------------------------
14            Type of Reporting Person
              CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.: 268353109
--------------------------------------------------------------------------------
1             Name of Reporting Person; I.R.S. Identification Nos.
              of Reporting Person
              Iberdrola Portugal - Electriciade e Gas, S.A.
--------------------------------------------------------------------------------
2             Check the Appropriate Box If A Member of a Group
              (a) [ ]
              (b) [x]
--------------------------------------------------------------------------------
3             SEC Use Only
--------------------------------------------------------------------------------
4             Source of Funds
              WC (see Item 3)
--------------------------------------------------------------------------------
5             Check Box If Disclosure of Legal Proceedings Is Required Pursuant
              to Item 2(d) or 2(e)
              [  ]
--------------------------------------------------------------------------------
6             Citizenship or Place of Organization
              Portugal
--------------------------------------------------------------------------------
7             Sole Voting Power
              None
--------------------------------------------------------------------------------
8             Shared Voting Power
              347,371,083 ordinary shares
--------------------------------------------------------------------------------
9             Sole Dispositive Power
              None
--------------------------------------------------------------------------------
10            Shared Dispositive Power
              347,371,083 ordinary shares
--------------------------------------------------------------------------------
11            Aggregate Amount Beneficially Owned by Reporting Person
              347,371,083 ordinary shares (see Item 5)
--------------------------------------------------------------------------------
12            Check Box If the Aggregate Amount in Row (11) Excludes Certain
              Shares
              [  ]
--------------------------------------------------------------------------------
13            Percent of Class Represented by Amount in Row (11)
              9.5% (see Item 5)
--------------------------------------------------------------------------------
14            Type of Reporting Person
              CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.: 268353109
--------------------------------------------------------------------------------
1             Name of Reporting Person; I.R.S. Identification Nos.
              of Reporting Person
              Iberdrola Participacoes, SGPS, S.A.
--------------------------------------------------------------------------------
2             Check the Appropriate Box If A Member of a Group
              (a) [ ]
              (b) [x]
--------------------------------------------------------------------------------
3             SEC Use Only
--------------------------------------------------------------------------------
4             Source of Funds
              WC (see Item 3)
--------------------------------------------------------------------------------
5             Check Box If Disclosure of Legal Proceedings Is Required Pursuant
              to Item 2(d) or 2(e)
              [  ]
--------------------------------------------------------------------------------
6             Citizenship or Place of Organization
              Portugal
--------------------------------------------------------------------------------
7             Sole Voting Power
              None
--------------------------------------------------------------------------------
8             Shared Voting Power
              347,371,083 ordinary shares
--------------------------------------------------------------------------------
9             Sole Dispositive Power
              None
--------------------------------------------------------------------------------
10            Shared Dispositive Power
              347,371,083 ordinary shares
--------------------------------------------------------------------------------
11            Aggregate Amount Beneficially Owned by Reporting Person
              347,371,083 ordinary shares (see Item 5)
--------------------------------------------------------------------------------
12            Check Box If the Aggregate Amount in Row (11) Excludes Certain
              Shares
              [  ]
--------------------------------------------------------------------------------
13            Percent of Class Represented by Amount in Row (11)
              9.5% (see Item 5)
--------------------------------------------------------------------------------
14            Type of Reporting Person
              CO
--------------------------------------------------------------------------------

                            STATEMENT ON SCHEDULE 13D

Item 1.  Security and Issuer

      This statement on Schedule 13D (this "Schedule 13D") relates to the ordinary shares, (euro)1 nominal value per share ("Shares"), of EDP-Energias de Portgual, S.A. (the "Issuer"), a company organized under the laws of Portugal (sociedade aberta), whose principal executive offices are located at Praca Marques de Pombal 12, 1250-162 Lisbon, Portugal.

Item 2.  Identity and Background

      (a) This Schedule 13D is being filed by Iberdrola, S.A., a public limited liability company organized under the laws of Spain ("Iberdrola"), Iberdrola Portugal - Electricidade e Gas, S.A. ("IPEG") and Iberdrola Participacoes, SGPS, S.A. ("IP", and together with Iberdrola and IPEG, the "Filing Persons"). IPEG is a wholly owned subsidiary of Iberdrola organized under the laws of Portugal and IP is a wholly owned subsidiary of IPEG organized under the laws of Portugal.

      (b) The principal business address of Iberdrola is Cardenal Gardoqui 8, 48008 Bilbao, Spain. The principal business address of both IPEG and IP is Avenida Liberdade 108-A, piso 7, Lisbon, Portugal.

      (c) Iberdrola and IPEG are primarily engaged, either directly or through subsidiaries and affiliates, in the generation, transmission, distribution and sale of electricity and natural gas. IP is a holding company.

      (d)-(e) During the last five years, none of the Filing Persons nor, to the best knowledge of the Filing Persons, any of the individuals named in Schedule I hereto: (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The name, employer, business address and citizenship of each of the executive officers and directors named in Schedule I to this Schedule 13D is set forth thereon.

Item 3.  Source and Amount of Funds or Other Consideration

      The purchases of the Filing Persons described in Item 5 were made with 332,310,736 euros from the working capital of the Filing Persons. The purchases of Mr. Joaquim Pina Moura described in Item 5 were made with personal funds.

Item 4.  Purpose of Transaction

      In response to the Portuguese government's stated policy that the Filing Persons invest in only one, and not both, of the leading Portuguese energy companies, the Filing Persons have decided to concentrate their historical investments in Portugal in the Issuer.

      The Filing Persons intend to review their investments in the Issuer on a regular basis and, as a result thereof, may at any time and from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer through open market purchases, in privately negotiated transactions, through a public tender offer or extraordinary corporate transaction involving the Issuer or any of its subsidiaries or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results specified in clauses
(a) through (j) of Item 4 of Schedule 13D of the Exchange Act. Notwithstanding anything contained herein, the Filing Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Filing Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the financial condition, results of operations and prospects of the Issuer and its businesses; other developments concerning the Issuer and its businesses; other business opportunities available to the Filing Persons; general economic, market and industry conditions; and financial and stock market conditions, including the market price of the Issuer's shares.

      Except as set forth in this Item 4, the Filing Persons, and, to the best knowledge of the Filing Persons, the individuals for whom information has been provided in Item 2, have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.  Interest in Securities of the Issuer

      (a) Iberdrola beneficially owns 347,371,083 Shares, representing approximately 9.5% of the outstanding Shares, which it owns through IP, a wholly owned subsidiary of IPEG, which itself is a wholly owned subsidiary of Iberdrola. Mr. Joaquim Pina Moura beneficially owns 149 Shares.

      (b) Iberdrola has sole power to direct the vote and direct the disposition of 347,371,083 Shares through its subsidiaries, IPEG and IP. However, according to disclosure in EDP's Annual Report on Form 20-F for the year 2004, pursuant to provisions in EDP's articles of association, the Filing Persons may not exercise voting rights that represent more than 5% of EDP's voting share capital. Mr. Joaquim Pina Moura has sole power to direct the vote and direct the disposition of his 149 Shares.

      (c) Between April 21, 2006 and April 26, 2006, Iberdrola purchased 138,948,433 Shares for an aggregate price of 332,310,736 euros at an average price per Share of 2.39 euros per Share on the Euronext Lisbon Stock Exchange.

          On March 15, 2006, Mr. Joaquim Pina Moura sold 10,000 Shares for an aggregate price of 29,753.51 euros at an average price per Share of 2.98 euros per Share. On April 24, 2006, Mr. Joaquim Pina Moura purchased 25,000 Shares for an aggregate price of 81,840.79 euros at an average price per Share of 3.26 euros per Share. On April 25, 2006, Mr. Joaquim Pina Moura sold 25,000 Shares for an aggregate price of 79,167 euros at an average price per Share of 3.18 euros per Share. These transactions were effected on the Euronext Lisbon Stock Exchange.

          Except as described in this Schedule 13D, none of the Filing Persons, nor, to the best knowledge of the Filing Persons, the individuals for whom information has been provided in Item 2, has effected any transactions in the Shares in the 60 days prior to the date of this statement.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

      None of the Filing Person, nor, to the best knowledge of the Filing Persons, any of the individuals for whom information has been provided in Item 2 have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

      Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, both of the undersigned hereby certify that the information set forth in this statement is true, complete, and correct.

Date: May 11, 2006

                                         IBERDROLA, S.A.

                                         /s/ Federico San Sebastian Flechoso
                                         -----------------------------------
                                         Federico San Sebastian Flechoso
                                         Secretary of the Board


                                         IBERDROLA PORTUGAL -
                                         ELECTRICIDADE E GAS, S.A.

                                         /s/ Joaquim Pina Moura
                                         ----------------------
                                         Joaquim Pina Moura
                                         President


                                         IBERDROLA PARTICIPACOES, SGPS, S.A.

                                         /s/ Joaquim Pina Moura
                                         ----------------------
                                         Joaquim Pina Moura
                                         President

                                   Schedule I

               Directors and Executive Officers of Iberdrola, S.A.

------------------------------------------------------------------------------------------------------------------------
                Name and Title                    Employer           Business Address                 Citizenship
------------------------------------------------------------------------------------------------------------------------
Directors:
------------------------------------------------------------------------------------------------------------------------
Jose Ignacio Sanchez Galan (President)        |                     |                                   Spanish
----------------------------------------------|                     |                                -------------------
Victor de Urrutia Vallejo                     |                     |                                   Spanish
----------------------------------------------|                     |                                -------------------
Jose Orbegozo Arroyo                          |                     |                                   Spanish
----------------------------------------------|                     |                                -------------------
Cesar de la Mora y Armada                     |                     |                                   Spanish
----------------------------------------------|                     |                                -------------------
Lucas Maria de Oriol y Lopez-Montenegro       |                     |                                   Spanish
----------------------------------------------|                     |                                -------------------
Antonio de Garay Morenes                      |                     |                                   Spanish
----------------------------------------------|                     |                                -------------------
Ricardo Alvarez Isasi                         |                     |                                   Spanish
----------------------------------------------|                     |                                -------------------
Antonio Maria de Oriol y Diaz-Bustamante      |    Iberdrola, S.A.  |  Cardenal Gardoqui 8,             Spanish
                                              |                     |  48008 Bilbao, Spain
----------------------------------------------|                     |                                -------------------
Mariano de Ybarra y Zubiria                   |                     |                                   Spanish
----------------------------------------------|                     |                                -------------------
Jose Ignacio Berroeta Echevarria              |                     |                                   Spanish
----------------------------------------------|                     |                                -------------------
Juan Luis Arregui Ciarsolo                    |                     |                                   Spanish
----------------------------------------------|                     |                                -------------------
Julio de Miguel Aynat                         |                     |                                   Spanish
----------------------------------------------|                     |                                -------------------
Sebastian Battaner Arias                      |                     |                                   Spanish
----------------------------------------------|                     |                                -------------------
Xabier de Irala Estevez                       |                     |                                   Spanish
----------------------------------------------|                     |                                -------------------
Jesus Maria Cadenato Matia                    |                     |                                   Spanish
----------------------------------------------                      |                                -------------------
Inigo Victor de Oriol Ibarra                  |                     |                                   Spanish
------------------------------------------------------------------------------------------------------------------------
Executive Officers:                           |                     |                                   Spanish
------------------------------------------------------------------------------------------------------------------------
Federico San Sebastian Flechoso               |    Iberdrola, S.A.  |    Cardenal Gardoqui 8,           Spanish
                                              |                     |    48008 Bilbao, Spain
----------------------------------------------|                     | --------------------------------------------------
Julian Martinez-Simancas Sanchez              |                     |   Tomas Redondol, 28033           Spanish
                                              |                     |      Madrid, Spain
----------------------------------------------|                     | --------------------------------------------------
Jose Luis San Pedro Guerenabarrena            |                     |    Cardenal Gardoqui 8,           Spanish
                                              |                     |    48008 Bilbao, Spain
----------------------------------------------|                     | --------------------------------------------------
Jose Sainz Armada                             |                     |                                   Spanish
                                              |                     |
----------------------------------------------|                     | --------------------------------------------------
Fernando Becker Zuazua                        |                     |   Tomas Redondol, 28033           Spanish
                                              |                     |       Madrid, Spain
----------------------------------------------|                     |                                -------------------
Jose Luis del Valle Doblado                   |                     |                                   Spanish
----------------------------------------------|                     | --------------------------------------------------
Luis Javier Zuza                              |                     |    Cardenal Gardoqui 8,           Spanish
                                              |                     |    48008 Bilbao, Spain
----------------------------------------------|                     | --------------------------------------------------
Francisco Martinez Corcoles                   |                     |                                   Spanish
----------------------------------------------|                     |                                -------------------
Javier Villalba Sanchez                       |                     |   Tomas Redondol, 28033           Spanish
----------------------------------------------|                     |      Madrid, Spain              ------------------
Salvador Font Estrany                         |                     |                                   Spanish
----------------------------------------------|                     |                                 ------------------
Pedro Barriuso Otaola                         |                     |                                   Spanish
------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                Name and Title                    Employer           Business Address                 Citizenship
----------------------------------------------------------------------------------------------------------------------
Gonzalo Perez Fernandez                                              Blvd. M. Avila Camacho,          Spanish
                                                                     24-p19, Ed.Torre Bosque
                                                                     Col. Lomas Chapultepec 11000
                                                                     Mexico D.F. Mexico
----------------------------------------------------------------------------------------------------------------------
Joaquim Pina Moura                                Iberdrola          Avenida Liberdade 108-A,         Portuguese
                                                  Portugal -         piso 7, Lisbon, Portugal
                                                Electricidade e
                                                  Gas, S.A.
----------------------------------------------------------------------------------------------------------------------

           Directors of Iberdrola Portugal - Electricidade e Gas, S.A.

----------------------------------------------------------------------------------------------------------------------
                Name and Title                    Employer           Business Address                 Citizenship
----------------------------------------------------------------------------------------------------------------------
Joaquim Pina Moura (President)                    Iberdrola          Avenida Liberdade 108-A,         Portuguese
                                                  Portugal -         piso 7, Lisbon, Portugal       ------------------
Fernando M. dos Santos Vigario Pacheco         Electricidade e                                        Portuguese
                                                  Gas, S.A.
----------------------------------------------------------------------------------------------------------------------
Santiago Martinez Garrido                                                                             Spanish
----------------------------------------------                                                      ------------------
Jose Luis Sanchez Miro                            Iberdrola, S.A.    Tomas Redondol, 28033            Spanish
----------------------------------------------                       Madrid, Spain                  ------------------
Pedro Javier Azagra Blazquez                                                                          Spanish
----------------------------------------------------------------------------------------------------------------------
Jorge Manuel Marin Rodenas                        Iberdrola, S.A.    Cardenal Gardoqui 8,             Spanish
                                                                     48008 Bilbao, Spain
----------------------------------------------------------------------------------------------------------------------
Vicente Porcar Descals                            Iberdrola, S.A.    Tomas Redondol, 28033            Spanish
                                                                     Madrid, Spain
----------------------------------------------------------------------------------------------------------------------

                Directors of Iberdrola Participacoes, Sgps, S.A.

----------------------------------------------------------------------------------------------------------------------

                Name and Title                    Employer           Business Address                 Citizenship
----------------------------------------------------------------------------------------------------------------------

Joaquim Pina Moura (President)                    Iberdrola         Avenida Liberdade 108-A,         Portuguese
                                                  Portugal -        piso 7, Lisbon, Portugal
                                              Electricidade e
                                                  Gas, S.A.
----------------------------------------------------------------------------------------------------------------------

Inigo Elorriaga Fernandez de Arroyabe             Iberdrola, S.A.   Cardenal Gardoqui 8,             Spanish
                                                                    48008  Bilbao, Spain
----------------------------------------------                                                      ------------------
Jorge Manuel Marin Rodenas                                                                            Spanish
----------------------------------------------------------------------------------------------------------------------
